

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2012

Via E-mail
Simon Gray
Senior Vice President and Chief Accounting Officer
Travelport Limited
300 Galleria Parkway
Atlanta, GA 30339

    Re: **Travelport Limited**
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed March 22, 2012
            File No. 333-141714

Dear Mr. Gray:

We refer you to our comment letter dated May 11, 2012, regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance